UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 3, 2010


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR/PDMR SHAREHOLDING

Trading in Novo Nordisk shares by board members, executives and associated persons as reported to Novo Nordisk on 2 February 2010

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company's board members, executives and their associated persons as reported by those persons to Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a long-term share-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. For 2006, 261,500 shares were allocated to the joint pool and the market value of the scheme was expensed in the accounts for 2006. In accordance with the principles of the programme, the Board of Directors of Novo Nordisk A/S on 1 February 2010 evaluated that the conditions for release of the joint pool of shares have been fulfilled. Accordingly, the shares in the joint pool were transferred to 24 current and former members of senior management on 2 February 2010.

Further, members of Executive Management have traded shares through the exercise of options.

Please find below a statement of such trading in shares issued by Novo Nordisk.

---------------------------------------------------------------------------------------------------------------
NAME                                     PECUN INC.
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                     ASSOCIATED TO A MEMBER OF THE BOARD OF DIRECTORS (HANNU RYOPPONEN)
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE         NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                      PURCHASE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                      2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                     NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                    1,000 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION               DKK 370,468
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LARS REBIEN S0RENSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF EXECUTIVE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN ACCORDANCE WITH LONG-TERM
                                        INCENTIVE PROGRAMME)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   26,138 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM INCENTIVE PROGRAMME FOR
                                        2006)
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LARS REBIEN S0RENSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF EXECUTIVE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   26,138 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 9,627,410
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LARS REBIEN S0RENSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF EXECUTIVE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   29,000 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 4,814,000
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LARS REBIEN S0RENSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF EXECUTIVE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   29,000 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 10,681,570
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    JESPER BRANDGAARD
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF FINANCIAL OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN ACCORDANCE WITH LONG-TERM
                                        INCENTIVE PROGRAMME)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM INCENTIVE PROGRAMME FOR
                                        2006)
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    JESPER BRANDGAARD
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF FINANCIAL OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 6,420,166
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    JESPER BRANDGAARD
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF FINANCIAL OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   14,500 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 2,407,000
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    JESPER BRANDGAARD
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF FINANCIAL OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   10,000 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 3,683,400
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LISE KINGO
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF OF STAFFS
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN ACCORDANCE WITH LONG-TERM
                                        INCENTIVE PROGRAMME)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM INCENTIVE PROGRAMME FOR
                                        2006)
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LISE KINGO
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF OF STAFFS
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 6,420,166
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LISE KINGO
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF OF STAFFS
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   19,000
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 1,852,500
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    LISE KINGO
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF OF STAFFS
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   19,000 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 6,998,460
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    KARE SCHULTZ
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF OPERATING OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN ACCORDANCE WITH LONG-TERM
                                        INCENTIVE PROGRAMME)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM INCENTIVE PROGRAMME FOR
                                        2006)
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    MADS KROGSGAARD THOMSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF SCIENCE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     OTHER TRANSACTION (TRANSFER OF SHARES IN ACCORDANCE WITH LONG-TERM
                                        INCENTIVE PROGRAMME)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              0 (TRANSFERRED IN ACCORDANCE WITH THE LONG-TERM INCENTIVE PROGRAMME FOR
                                        2006)
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    MADS KROGSGAARD THOMSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF SCIENCE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     SALE OF SHARES
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   17,430 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 6,420,166
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
NAME                                    MADS KROGSGAARD THOMSEN
---------------------------------------------------------------------------------------------------------------
REASON FOR REPORTING                    CHIEF SCIENCE OFFICER
---------------------------------------------------------------------------------------------------------------
FINANCIAL INSTRUMENT AND ID CODE        NOVO NORDISK B DK006010261
---------------------------------------------------------------------------------------------------------------
TYPE OF TRANSACTION                     EXERCISE OF OPTIONS (PURCHASE OF SHARES)
---------------------------------------------------------------------------------------------------------------
DATE OF TRANSACTION                     2 FEBRUARY 2010
---------------------------------------------------------------------------------------------------------------
PLACE OF TRANSACTION                    NASDAQ OMX COPENHAGEN
---------------------------------------------------------------------------------------------------------------
VOLUME OF TRANSACTION                   14,500 SHARES
---------------------------------------------------------------------------------------------------------------
TOTAL VALUE OF TRANSACTION              DKK 2,407,000
---------------------------------------------------------------------------------------------------------------


DEFINITIONS AND BACKGROUND INFORMATION:

PUBLICATION

Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)-3), or to which a board member/executive and/or a person mentioned in 1)-3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

WHAT IS TRADING/TRANSACTION?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen, the code (NVOB) on London Stock Exchange or the code (NVO) on New York Stock Exchange.

The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs over 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media:                               Investors:

Outside North America:               Outside North America:
Elin K Hansen                        Klaus Bulow Davidsen
Tel: (+45) 4442 3450                 Tel: (+45) 4442 3176
ekh@novonordisk.com                  klda@novonordisk.com

                                     Kasper Roseeuw Poulsen
                                     Tel: (+45) 4442 4471
                                     krop@novonordisk.com

In North America:                    In North America
Sean Clements                        Hans Rommer
Tel: (+1) 609 514 8316               Tel: (+1) 609 919 7937
secl@novonordisk.com                 hrmm@novonordisk.com


Company Announcement no 5 / 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 3, 2010                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer